Exhibit 1

27 JUNE 2012

THE WESTPAC GROUP ANNOUNCES IMPACT FROM TOFA TAX AMENDMENTS

Following amendments to the Taxation of Financial Arrangements (TOFA) legislation, Westpac is expected to incur a total of around $165 million of additional tax between 2011 and 2014.

On 13 April 2011, Westpac made an election to bring its existing financial arrangements into the TOFA regime. On 27 June 2012, the Parliament of Australia passed new legislation that introduced retrospective amendments to the income tax law as it applies to consolidated groups and TOFA. These amendments have an adverse application to certain liabilities that were consolidated as part of the St.George Bank merger and it is now clear that Westpac will incur an additional tax liability.

The impacts on Westpac are as follows:

•                  Westpac will record the $165 million additional tax expense in its full year 2012 results, reducing reported profit by that amount and, consistent with the approach taken for tax changes reported in 2010 and 2011, this amount will be excluded from the calculation of Westpac’s cash earnings;

•                  The additional $165 million tax payments will be spread over the 2011 to 2014 tax years, with tax payable rising by $41.25 million in each of those years; and

•                  The Group’s capital ratios will be reduced by approximately 6 basis points spread over the 2012 to 2014 tax years.

Westpac expects no further impacts in connection with the St.George merger tax consolidation.

ENDS

For Further Information

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Andrew Butcher	Andrew Bowden
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